UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xethanol Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98420A103

(CUSIP Number)

ROBERT J. LEHMAN
1578 CONESTOGA TRAIL
NORTHEAST SWISHER, IA 52338
TEL.: (319) 362-2400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert J. Lehman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00 Common Stock of Zen Pottery Equipment, Inc. (“Zen Pottery”) was converted to common stock of Issuer, which was acquired through a “reverse merger” transaction.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 181,500

	8.	Shared Voting Power 181,500

	9.	Sole Dispositive Power 181,500

	10.	Shared Dispositive Power 181,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 363,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, par value $0.001. Xethanol Corporation 1185 Avenue of the Americas, 20th Floor, New York, NY 10036
Item 2.	Identity and Background
The name of the person filing this statement is Robert J. Lehman hereinafter sometimes referred to at the “Reporting Person.”
(a)	Robert J. Lehman
(b)	Residence address is 1578 Conestoga Trail, Northeast Swisher, IA 52338
(c)	Principal Occupation: The Reporting Person is a Corporate Executive for an industrial cleaning company.
Business Address: c/o Captain Clean 5400 Downs Blvd. Southwest Cedar Rapids, IA 52404
(d-e)

During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person obtained 441,405 shares of Common Stock and his spouse Carol J. Lehman  obtained  441,405 shares of Common Stock pursuant to a “reverse  merger” transaction, completed by Zen Pottery on February 2, 2005, in which Zen Pottery caused its wholly-owned subsidiary to merge with and into Xethanol Corporation, pursuant to which the Reporting Person and Carol J. Lehman received their shares of Common Stock based on their ownership of shares of Xethanol’s common stock.

Item 4.	Purpose of Transaction

The reporting person acquired 441,405 shares of common stock and his spouse Carol J. Lehman acquired 441,405 shares of common stock pursuant to a “reverse merger” transaction, completed by Zen Pottery on February 2, 2005, in which Zen Pottery caused its wholly-owned subsidiary to merge with and into Xethanol Corporation, pursuant to which Mr. and Ms. Lehman received their shares of Common Stock based on their ownership of shares of Xethanol’s common stock.

Except as described in the foregoing paragraphs, the reporting person has no plan or proposal which would relate to or would result in the following events:
(a)	The acquisition by any person of additional securities of the issuer
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a)	The Reporting Person may be deemed to beneficially own 363,000 shares of Common Stock, representing 1.4% of the currently outstanding shares of Common Stock of the Issuer.
(b)

The Reporting Person is deemed to have sole voting power of 181,500 shares of Common Stock of the Issuer and deemed to have shared voting and dispositive power with respect to the 181,500 shares of Common Stock held directly by Carol J. Lehman because the Reporting Person is the spouse of Carol J. Lehman. The Reporting Person has sole voting and dispositive power with respect to the 363,000 shares of Common Stock of the Issuer.

(c)	See Exhibit 1 for description of all transactions in the class of securities reported.
(d)	Not applicable.
(e)	February, 27 2006.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described  herein, The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii)  finder’s fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Incorporated by reference as Exhibit 1 to this Schedule 13D is the description of all transactions in the class of securities reported referred to in Item 5(c).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2006
Date

/s/ Robert J. Lehman
Signature

Robert J. Lehman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

Securities Transactions

Date Sold	Quantity Sold	Amount

02/17/06	11,000	$53,478.41
02/22/06	9,000	$40,777.29
02/24/06	50,000	$250,362.36
02/27/06	21,000	$107,721.74
03/01/06	29,000	$146,832.04
03/07/06	160,000	$987,964.71
03/16/06	50,000	$284,986.30
03/16/06	50,000	$281,661.40
03/20/06	20,000	$113,991.55
03/23/06	20,000	$110,191.66
03/30/06	35,000	$192,839.12
03/31/06	20,000	$110,191.66
04/03/06	44,810	$246,890.57
TOTAL	519,810	$2,927,888.81